UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-38182

CUSIP NUMBER 277802500

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Beeline Holdings, Inc.

Full Name of Registrant

188 Valley Street, Suite 225

Address of Principal Executive Office (Street and Number)

Providence, RI 02909

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Beeline Holdings, Inc. (the “Company”) is unable to file the Quarterly Report on Form 10-Q for the three months ended March 31, 2025 (the “Report”) by the prescribed due and date of May 15, 2025, without unreasonable effort or expense, due to its limited management and accounting personnel and resources and the process of preparing and undergoing auditor review of the financial statements of the combined company following the Company’s merger with Beeline Financial Holdings, Inc. (“Beeline Financial”) which closed on October 7, 2024. The Company intends to file the Report as soon as practicable on or before May 20, 2025.

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Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	471-3507
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The anticipated financial results for the quarters ended March 31, 2025 and 2024 are estimated to be as follows:

Consolidated Results

(Dollars in thousands)	Three Months Ended 2025	Three Months Ended 2024
Net Revenues[1]
Beeline Financial	$1,350	$-
Bridgetown Spirits Corp.	482	597
Total Revenues	$1,832	$597

Total Operating Expenses	$(6,754)	$(1,058)
Total Other Expense, net	$(2,005)	$(242)
Net loss from continuing operations	$(6,927)	$(703)
Net loss	$(6,927)	$(1,293)

Deemed dividend - Preferred stock Series G and warrant price protection-revaluation adjustment	$(8,021)	-
Net loss available to common stockholders	$(14,881)	$(1,331)

1 Net revenues and other revenue items include interest income on mortgage loans held for sale from loan funding to sale based upon the principal balance outstanding and contractual interest rates, and interest expense on the warehouse lines of credit on the Company’s loans held for sale.

For the three months ended March 31, 2025, net loss from continuing operations increased to approximately $6.9 million from $0.7 million for the three months ended March 31, 2024, reflecting the inclusion of Beeline Financial’s results of operations for the first quarter of 2025 and the increased operating expenses resulting therefrom.

On March 25, 2025, the Company sold shares under an equity line of credit facility at $1.67 per share, which was under the Series G Preferred Stock original conversion price of $5.10 per share, resulting in the shares of common stock issuable upon conversion of the Series G Preferred Stock increasing by an additional 1,855,099 shares and the shares of common stock issuable upon exercise of related Warrants increasing by an additional 1,774,986 shares. The Company expects to record a deemed dividend of approximately $8.0 million for the three months ended March 31, 2025.

The foregoing estimates are subject to adjustment including in connection with the review thereof by the Company’s independent registered public accounting firm.

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Beeline Holdings, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2025	By:	/s/ Nicholas R. Liuzza, Jr.
Nicholas R. Liuzza, Jr.
	Title:	Chief Executive Officer

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